2 CODE OF ETHICS

2.1	OVERVIEW

Boyd has many important assets, but the most valuable is our established and unquestioned reputation for integrity. As professionals, we are judged by our conduct, and we must act in a manner that merits the trust and confidence of our customers and the public in general. Because of the nature of the investment advisory business, many people hold us to a higher standard than the general business world. Boyd has adopted this Code of Ethics (“Code”) to help ensure that it retains its integrity and continues to merit trust and confidence. Additionally, Boyd’s employees that are CFA Institute members are also expected to comply with CFA Institute’s Code of Ethics and Standards of Professional Conduct.

Boyd and its employees owe an undivided duty of loyalty to Boyd’s clients and must place client interests first at all times. Employees will, in varying degrees, participate in or be aware of fiduciary and investment services provided to registered investment companies, institutional investment clients, employee benefit trusts and other types of investment advisory clients. Our fiduciary relationship mandates adherence to the highest standards of conduct and integrity.

Accordingly, employees acting in a fiduciary capacity must carry out their duties for the exclusive benefit of client accounts. Employees must avoid any activity that might create an actual or potential conflict of interest and should never take unfair advantage of their positions with Boyd. Employees may not cause a client to take action (or fail to take action) for the employee’s personal benefit, rather than for the benefit of the client.

2.2	DEFINITIONS

The following terms are used commonly throughout this Code. There are several other technical definitions that may apply to the requirements set forth in the Code, and you are encouraged to consult with Compliance for clarification, if needed.

1.	An “Access Person” of Boyd is any employee that:

●	Has access to non-public information regarding any clients’ purchase or sale of securities, or non-public information regarding the portfolio holdings of any mutual fund that Boyd advises; or

●	Is involved in making securities recommendations to clients, or who has access to such recommendations that are non-public.

2.	An “Advised Fund” is a registered investment company for which Boyd serves as adviser or sub-adviser.

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3.	An “ARM” is an account relationship manager.

4.	The “Risk Assessment” is the written Assessment of Compliance Risks and Conflicts of Interest maintained by Boyd to assess the risks of compliance deficiencies and conflicts of interests.

2.3	GENERAL GUIDANCE

In most situations, our personal values and integrity will guide us to the right decision. However, we must always keep in mind how our actions affect the credibility of Boyd. For this reason, our business ethics must reflect the highest values and standards of conduct outlined in this Code. We encourage each employee to ask questions, seek guidance and express any concerns they may have. When in doubt, directors, officers and employees should ask themselves the following questions:

●	Is my action legal? If so, is it also ethical?

●	Are my actions honest in every respect?

●	Would I be proud to read about my action in the newspaper?

●	Can I defend my action with a clear conscience?

●	Would it be helpful to ask for guidance before taking any action?

If your answers to these questions are troubling in any respect, it may be that whatever you are considering is not the correct or appropriate course of action and you should contact Compliance or Executive Management with any questions.

2.4	CONFLICTS OF INTEREST

A major component of carrying out our fiduciary duties to our clients involves the awareness and disclosure of actual and potential conflicts of interest. A conflict of interest occurs when the best interests of Boyd and/or its employees are contrary to the interests of our clients. A conflict situation can arise if you have a personal financial or other interest that may make it difficult to perform your duties objectively and effectively. Conflicts of interest may also arise if you or a family member or another organization in which you have an interest receives a personal benefit as a result of your position with Boyd.

All Access Persons must disclose actual or potential conflicts of interest to Compliance, so that they may be adequately disclosed and mitigated.

2.5	COMPLIANCE WITH FEDERAL SECURITIES LAWS, RULES, AND REGULATIONS

You must conduct yourself in a manner which is in full compliance with all applicable laws, rules and regulations, including Rule 204A-1 of the Advisers Act and Rule 17j-1 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), as well as with all of Boyd’s other policies and procedures. Activity or behavior which would be criminally or civilly actionable

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is deemed not to be in compliance. Boyd’s Chief Compliance Officer has an “open door” policy and all employees may feel free to seek guidance whenever a regulatory matter comes into question.

2.6	PERSONAL SECURITIES HOLDINGS AND TRANSACTIONS

The following provisions apply to all securities accounts in which Access Persons have a direct or indirect beneficial ownership interest, generally including all household accounts. If there is any question as to whether a particular account is subject to these requirements, Compliance should be consulted for guidance.

2.6.1	TRADING RESTRICTIONS

Diversion of Investment Opportunity

Access Persons should not acquire a security that would be suitable for a client account without first considering whether to recommend or purchase that security to or for the client’s account.

Prohibition of Front Running

“Front running” is generally considered to be the practice of effecting a securities transaction with advance knowledge of another transaction in the same or related security for client accounts, typically a block transaction, in order to personally benefit from the effect of the block transaction upon the price of the security or related security. Front running is a prohibited practice and Access Persons’ personal securities transactions will be reviewed periodically by Compliance for evidence of front running.

Blackout Periods

Pending Trades

Access Persons may not purchase or sell a security in an account under the Access Person’s control on a day during which any client account, including any Advised Fund, has a pending order in the same security. This restriction applies until the client’s order has been executed or cancelled.

Securities Under Consideration

Access Persons may not purchase or sell a security if the Access Person knows that a transaction in the same security is being considered for a client account, including any Advised Fund(s), or that a decision has been made to effect such a transaction.

Frequent Trading

Frequent trading by Access Persons is discouraged. While there is no objective measure of excess frequency, Compliance and Executive Management will use their best judgment to

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determine if an Access Person is spending too much time trading for his or her own account and limits may be set accordingly on a case-by-case basis.

2.6.2	PRE-CLEARANCE OF SECURITIES TRANSACTIONS

Access Persons must pre-clear all personal transactions in non-exempt securities. Access Persons are personally responsible for ensuring that the proposed transaction does not violate Boyd’s policies or applicable securities laws and regulations.

Access Persons shall submit a pre-clearance request for review by Portfolio Management, Trading and/or Compliance. Once reviewed, the Access Person will receive notification as to whether the transaction has been approved or denied. A record of the pre-clearance request and its review will be maintained in accordance with Boyd’s books and records obligations.

An approval is only valid until the close of business on the same day it is granted. If the order is not placed during that period or is placed but not executed, a new approval must be obtained.

The following types of transactions are exempt from pre-clearance:

1.	Securities purchased or sold in fully discretionary accounts managed by a third party

2.	Open-end U.S. mutual fund shares, other than transactions in Advised Fund(s) not made through a 401(k) plan or other automatic investment plan

3.	Exchange-traded funds (“ETFs”)

4.	Reorganizations (e.g., tender offers)

5.	Futures and options on indices

6.	Option exercises

2.6.3	IPOS AND PRIVATE PLACEMENTS

Prior to effecting a transaction in a limited offering, Access Persons must obtain the approval of Compliance and/or Executive Management. In evaluating such requests, the reviewer should consider all relevant factors, including:

1.	Whether the investment opportunity is being made available to the Access Person due to the Access Person’s position with Boyd;

2.	Whether the investment opportunity creates a conflict of interest relating to the Access Person’s fiduciary responsibilities at Boyd; and

3.	Whether the investment opportunity is suitable for and should be reserved for Boyd’s clients.

If the reviewer approves the Access Person’s request to participate in a limited offering, the reviewer must sign the form and must indicate the reasons for his or her decision.

If an Access Person has acquired securities in a limited offering, he or she must disclose that interest to Compliance before the Access Person may play a material role in a decision to

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recommend or cause an Advised Fund to invest in securities of the same issuer. This disclosure is required even if the Access Person has complied with the preclearance and reporting requirements of the Code.

2.6.4	SECURITIES HOLDINGS DISCLOSURE AND TRANSACTION REPORTING

Access Persons must disclose all securities and applicable accounts (including fully discretionary accounts.) To ensure compliance with this requirement, Access Persons must instruct any bank, broker or other financial institution that maintains such accounts to send duplicate copies of all trade confirmations and account statements promptly to the attention of Compliance.

In order to comply with applicable requirements, Boyd must receive account statements no later than 30 days after the end of any calendar month or quarter (depending on account activity.)

Holdings Reports

Within ten (10) days of becoming an Access Person, and annually thereafter, each Access Person must submit a holdings report to Compliance. The information in the holdings report must be current as of a date no more than 45 days before the report is submitted.

Quarterly Transaction Reports

Within thirty (30) days of the end of each calendar quarter, all Access Persons must review, report and certify all trading activity for the quarter. All Access Persons must also report any new Accounts opened during the calendar quarter. All purchases or sales of an Advised Fund must be reported quarterly.

Securities that are exempt from these reporting requirements are:

1.	Direct obligations of the U.S. government;

2.	Bankers’ acceptances, CDs, commercial paper and high quality short-term debt instruments, including repurchase agreements;

3.	Shares issued by money market funds;

4.	Shares issued by open-end funds other than Advised Funds; and

5.	Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are Advised Funds.

2.6.5	REVIEW OF PERSONAL TRANSACTIONS

Compliance is responsible for monitoring personal securities trading for compliance with the Code. On a periodic basis (but at least quarterly,) Compliance will review the statements and reports submitted pursuant to the Code. Any unusual trading activity, patterns of transactions, or indications of violations of this Code will be addressed as necessary.

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2.7	INSIDER TRADING AND CONFIDENTIALITY

2.7.1	POLICY STATEMENT

Boyd strictly prohibits employees from effecting securities transactions while in possession of material, non-public information. Employees are also prohibited from disclosing such information to others. The prohibition against insider trading applies not only to the security to which the inside information directly relates, but also to related securities, such as options.

No employee who has material non-public information regarding any company may buy or sell securities of that company or a related company, directly or indirectly, or engage in any other action to take personal advantage of that information, or disclose such information to others, such as family, relatives, and business or social acquaintances.

2.7.2	MATERIAL NON-PUBLIC INFORMATION

For purposes of this Policy, “material” information is any information that a reasonable investor would likely consider important in a decision to buy, hold or sell securities. “Non-public” information is any information which has not been disclosed generally to the marketplace.

Remember: if your securities transactions become the subject of scrutiny, they will be viewed after the fact with the benefit of hindsight. As a result, before engaging in any transaction, you should carefully consider how regulators and others might view your transaction in hindsight.

Any employee who believes that they may have come into possession of material non-public information should discuss the matter with Compliance or Executive Management immediately. Further, if any employees have personal relationships that may result in the employee obtaining such information (e.g., a spouse who holds a high level position in a publicly traded company, a friend who works in investment banking and deals with public companies, etc.), Compliance should also be notified.

2.7.3	EXAMPLES

While there are various legal nuances regarding the true definition of insider trading, insider trading generally includes the following scenarios:

1.	Classical Scenario: Trading by an insider who owes a duty to the issuer of the security traded;

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2.	Misappropriation Scenario: Trading based on material nonpublic information in breach of a duty owed to someone other than the issuer;

3.	Tipping Scenario: The tippee assumes the same liability as the tipper if the tippee knows or should have known that the tipper is breaching a duty by transmitting the information.

2.7.4	CONFIDENTIALITY

Another source of potential material non-public information may include confidential Boyd information regarding investment recommendations and client account holdings and transactions. Employees should:

●	Not discuss confidential information, except as necessary to perform their duties to Boyd

●	Not store confidential information in plain view in public areas of the office

●	Not discuss confidential information in public areas, including airports, elevators, etc.

●	Not share confidential information outside Boyd, including with spouses, friends, etc.

2.7.5	MANAGEMENT ACTIONS

Upon determination that the information may represent material inside information, Compliance and Executive Management will take the following actions, as deemed appropriate:

1.	Consider a halt to all firm trading activity in the security;

2.	Consider a halt to all recommendations of the security;

3.	Consider requesting the issuer or other appropriate parties to disseminate the information promptly to the public if the information is valid and nonpublic;

4.	Take steps to ensure all files containing material, nonpublic information are sealed and access to computer files containing material, nonpublic information are restricted;

5.	Consult with other senior members of the firm; and

6.	Notify legal counsel and request advice as to what further steps should be taken before transactions or recommendations in the securities are resumed.

In addition, Compliance and Executive Management will confidentially document the firm’s actions in addressing the material inside information.

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2.7.6	LIABILITY

The sanctions for violations of The Insider Trading and Securities Fraud Enforcement Act of 1988 are severe and may include criminal and civil penalties of $1,000,000 or more. There are also very substantial criminal and civil penalties (including imprisonment) for improper insider trading or tipping. Litigation and investigations of insider trading cases are extremely burdensome, expensive, frequently publicized, and can be based on appearance alone.

If material non-public information is inadvertently disclosed, no matter what the circumstances, by any employee, the person making or discovering such disclosure should immediately report the facts to Compliance.

2.8	GIFT POLICY

Federal law makes it a criminal offense (1) to solicit for yourself or Boyd, anything of value from anyone in return for any business, service or confidential information about Boyd or its clients, or (2) to accept anything of value (other than authorized compensation) from anyone in connection with Boyd’s business, either before or after a transaction is discussed or consummated. Any gift or gratuity from present or former clients or suppliers should be declined to avoid any appearance of impropriety or undue influence, with the following exceptions: ordinary business meals; modest holiday gifts; occasional tickets to athletic and cultural events; gifts based upon a family relationship or close personal relationship pre-dating your involvement with Boyd; acceptance of loans from banks or financial institutions on terms generally available to the public at large; or acceptance of discounts or rebates on merchandise or services on terms generally available to the public at large or on terms generally available to Boyd employees.

2.8.1	GIFTS RECEIVED BY EMPLOYEES

Employees are prohibited from receiving any gift, gratuity, hospitality or other offering of more than de minimis value (less than $250) from any person or entity doing business with Boyd.

Permissible gifts or gratuities should only be accepted when it is clear that the donor is not trying to exert any influence over an employee in connection with a transaction involving Boyd or its affiliates, and the gift or gratuity is unsolicited.

2.8.2	GIFTS GIVEN BY EMPLOYEES

Employees are prohibited from giving any gift, gratuity, hospitality or other offering of more than a de minimis value (less than $250) to any person or entity doing business with Boyd, with the exception of accounts subject to Department of Labor (“DOL”) oversight (such as ERISA qualified

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accounts), whereby Boyd will limit the value of any gift, gratuity, hospitality, or other offering to the value determined by Boyd’s understanding of current DOL accepted standards.

Commercial business entertainment which is reasonable in nature, frequency and cost is permitted. Reasonable business entertainment would cover, for example, a lunch, dinner, or occasional athletic or cultural event, or gifts of nominal value. If an employee has any questions as to whether any proposed or contemplated business entertainment activity meets this standard, please contact Compliance.

2.8.3	BEQUESTS

If an employee becomes aware that he or she is a beneficiary of a gift or bequest under a will or trust agreement of a customer, former customer, or supplier (other than someone related by blood or marriage), the employee should promptly report it to Compliance. Depending on the circumstances, the employee may be required to take all reasonable steps to have the will or trust instrument amended to remove himself or herself as a beneficiary. In certain circumstances, if the employee is not removed as a beneficiary, the employee may be terminated in order to avoid the perception of a conflict of interest or improper influence. Likewise, an employee may not accept a bequest or devise from a customer, former customer, or supplier without prior approval of Compliance.

2.8.4	GIFT LOG

Procedural Summary
Who:	All employees
What:	Notify Compliance of gifts received
When:	On an ongoing basis
Evidence:	Compliance will retain a Gift Log

When an employee receives a gift, it is their responsibility to report it to Compliance for tracking on Boyd’s Gift Log. Gifts of nominal value do not need to be reported, nor do typical holiday gifts, such as food, fruit baskets, etc.

2.9	REPORTING VIOLATIONS OF THE CODE

2.9.1	YOUR DUTY TO REPORT

You have a duty to adhere to this Code and all other existing company policies and to report any suspected violations by yourself or any other employee, officer or director of Boyd. You should

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report violations of this Code by contacting Compliance. Your report will be dealt with anonymously and confidentially.

2.9.2	INVESTIGATIONS

The responsibility for administering the Code, investigating alleged violations and determining corrective and disciplinary action rests with various groups within Boyd. Compliance is responsible for maintaining and updating the Code. Compliance may work together with other relevant parties in order to promptly handle investigations and recommend corrective and disciplinary actions. Depending on the circumstances, in some cases senior managers and other officers will be involved to consider and determine the appropriate corrective or disciplinary action. Compliance will periodically report Code violations and the corrective actions taken to Boyd’s Board of Directors. In some cases, the full Board of Directors will be responsible for conducting the investigation and determining the actions to be taken.

2.9.3	PROTECTIONS FOR EMPLOYEES WHO REPORT

Our commitment to promoting the highest ethical standards includes a responsibility to foster an environment that allows our employees to report violations without the fear of retaliation or retribution. You will not be disciplined, lose your job, or be retaliated against in any other way for asking questions or voicing concerns about our legal or ethical obligations, as long as you are acting in good faith. “Good faith” does not mean that you have to be right, but it does mean that you believe that you are providing truthful information. The important thing is that you bring your question or concern to Boyd’s attention through one of the available channels.

Our employees must never be discouraged from using any available channel within the organization. Even simple questioning of a person reporting a violation can lead to unintentional retaliation, as it may make that person feel that he or she did something wrong by choosing one method over another. Persons reporting a violation under this Code must be able to choose whichever method they are most comfortable with to communicate their concern.

Any employee who retaliates against another employee for reporting known or suspected violations of our legal or ethical obligations will be in violation of the Code and subject to disciplinary action, up to and including dismissal. Retaliation also may be a violation of the law and, as such, could subject both the individual offender and Boyd to legal liability.

2.10	DISTRIBUTION OF CODE

Compliance is responsible for providing new Access Persons with a copy of the most recent version of the Code upon employment and providing any amendments to the Code to all Access Persons thereafter. Any time an access person is provided with the Code, a signed acknowledgement of receipt and understanding will be required.

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2.11	SANCTIONS

If an Employee has violated the Code, Boyd may take whatever remedial action it deems appropriate. Sanctions will vary but may include censure, limitation or prohibition of personal trading, unwinding the transaction, profit disgorgement, and suspension or termination of employment.

The following sanctions will generally be imposed (although Compliance and Management may impose different or additional sanctions in their discretion) for material Code violations:

1st violation: A written warning, a 30 day suspension from any trading. However, as noted above, more stringent penalties may be applied, including disgorgement of profit and a possible monetary fine of $100.

2nd violation: A written warning, a 30 day suspension from any trading and a monetary fine of $100. More stringent penalties may be applied if Compliance or Executive Management deems appropriate, including disgorgement of profit.

3rd violation: A written warning, a 30 day suspension from any trading and a monetary fine of $500. More stringent penalties may be applied if Compliance or Executive Management deems appropriate, including disgorgement of profit.

All monetary fines or sanctions imposed shall be made payable anonymously to a charity that Boyd supports.

Advised Fund Board Reporting

Compliance will prepare, or supervise the preparation of, a written report that describes any issues arising under the Code during each calendar quarter as may be required by Advised Funds. Such reports may address any material violation of these policies and procedures and any sanctions imposed in response. In addition, Boyd may be required to certify that it has adopted procedures reasonably necessary to prevent violations of its Code.

2.12	WAIVERS

Under certain circumstances, it may be appropriate for a provision of the Code to be waived for a particular employee. Any employee seeking a waiver should confer with Executive Management and/or Compliance regarding the circumstances surrounding the waiver request. Approval for waiver requests will be granted in writing.

2.13	RECORD-KEEPING

Compliance will maintain records in a manner and to the extent set forth below, which records shall be available for examination by representatives of the appropriate regulatory authority.

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1.	A copy of this Code and any other code, which is or at any time within the past five (5) years has been in effect, shall be preserved in an easily accessible place.

2.	A record of any violation of this Code and of any action taken as a result of such violation shall be preserved in an easily accessible place for a period of not less than five (5) years following the end of the fiscal year in which the violation occurs.

3.	A copy of each quarterly and annual report, including any brokerage statements, made by an Access Person pursuant to this Code shall be preserved for a period of not less than five (5) years following the end of the fiscal year in which the reports occur, the first two (2) years in an easily accessible place.

4.	A copy of each preclearance or similar request, and the reasons supporting the approval of such request, if applicable, shall be preserved for a period of not less than five (5) years following the end of the fiscal year in which the reports occur, the first two (2) years in an easily accessible place.

5.	A list of all Access Persons who are, or within the past (5) years have been, required to make reports pursuant to this Code shall be maintained and preserved for a period of not less than five (5) years following the end of the fiscal year in which the reports occur, the first two (2) years in an easily accessible place.

6.	All written documents acknowledging receipt of the Code or any amendments to the Code by all current Access Persons or those who were Access Persons within the past five (5) years.

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